GREENPOWER MOTOR COMPANY INC.
#240 - 209 Carrall Street
Vancouver, British Columbia V6B 2J2, Canada

August 25, 2020

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Division of Corporation Finance

Dear Sirs/Mesdames:

Re: GreenPower Motor Company Inc. (the "Company") Registration Statement on Form F-1 File No. 333-248119

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, GreenPower Motor Company Inc. hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that the Registration Statement may become effective on Thursday, August 27, 2020 at 4:00 p.m. (Eastern Time), or as soon thereafter as may be practicable. By separate letter, the representatives of the underwriters of the issuance of the securities being registered join this request for acceleration.

We trust you will find the foregoing to be in order.  Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

GREENPOWER MOTOR COMPANY INC.

/s/ Fraser Atkinson
Fraser Atkinson
Chief Executive Officer, Chairman and Director